July 26, 2007

Mr. John Cash Accounting Branch Chief U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	FILED VIA EDGAR

Re:	Waste Connections, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-31507
Response to Comment Letter

Dear Mr. Cash:

On behalf of Waste Connections, Inc. (the “Company”), I hereby set forth the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 13, 2007. The Staff’s comments are repeated below in bold, and are followed by the Company’s responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Critical Accounting Estimates and Assumptions - Accounting for landfills, page 27

1.
We note the adjustments to your closure and post-closure liability from changes in the annual engineering cost estimates disclosed on page 53. In future filings, please disclose and discuss the underlying changes in estimates, assumptions, or conditions that caused these fluctuations. See Section V of our release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. For example, after the first paragraph under “Final capping, closure and post-closure obligations,” you could include a disclosure to analyze the reasons the engineering costs estimates decreased the liability by $2.6 million in 2006.

The Company’s future filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will disclose and discuss the underlying changes in estimates, assumptions, or conditions that caused adjustments to the Company’s closure and post-closure liability. The Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, which the Company filed with the Commission on July 24, 2007, includes this disclosure in footnote 4 (Landfill Accounting) to the Notes to Condensed Consolidated Financial Statements, beginning on page 6. In addition, the Company will add disclosure to the “Critical Accounting Estimates and Assumptions” section of Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the Company’s future Annual Report on Form 10-K filings under the Exchange Act explaining the specific events that can give rise to closure accrual adjustments.

Mr. John Cash
U.S. Securities and Exchange Commission
July 26, 2007

Segment Information, page 60

2.	Please disclose in future filings your revenues by service type within an audited financial statement footnote in accordance with paragraph 37 of SFAS 131.

The revenues by service type disclosure requested by the Staff is included on page 30 in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, but the Company will include the requested disclosure in a financial statement footnote in its future filings under the Exchange Act. The Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, which the Company filed with the Commission on July 24, 2007, includes this disclosure in footnote 12 (Segment Information) to the Notes to Condensed Consolidated Financial Statements, beginning on page 13.

Legal Proceedings, page 71

3.	Please disclose in future filings the range of loss for each reasonably possible loss contingency or state that such an estimate cannot be made in accordance with paragraph 10 of SFAS 5.

The Company’s future filings under the Exchange Act will contain a range of loss for each reasonably possible loss contingency or will state that such an estimate cannot be made in accordance with paragraph 10 of SFAS 5. The Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, which the Company filed with the Commission on July 24, 2007, includes this disclosure in footnote 11 (Commitments and Contingencies) to the Notes to Condensed Consolidated Financial Statements, beginning on page 11.

* * * *

Furthermore, as requested in the Staff’s letter, the Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Mr. John Cash
U.S. Securities and Exchange Commission
July 26, 2007

Please refer any questions or comments you may have to the undersigned at (916) 608-8200.

Regards,

/s/ Worthing F. Jackman

WORTHING F. JACKMAN
Executive Vice President and Chief Financial Officer

cc:	Bret Johnson (SEC)
John Hartz (SEC)